SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

Outset Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

690145107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 690145107

1)	Name of Reporting Person Ameriprise Financial, Inc. S.S. or I.R.S. Identification No. of Above Person IRS No. 13-3180631
2)

 Check the Appropriate Box if a Member of a Group

 (a) ☐  (b) ☒*

*   This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 2,982,453
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 2,982,490

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,982,490
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 5.94%
12)	Type of Reporting Person HC

CUSIP NO. 690145107

1)	Name of Reporting Person Columbia Management Investment Advisers, LLC S.S. or I.R.S. Identification No. of Above Person IRS No. 41-1533211
2)

 Check the Appropriate Box if a Member of a Group

 (a) ☐  (b) ☒*

*   This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 2,921,895
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 2,921,895

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,921,895
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 5.82%
12)	Type of Reporting Person IA

CUSIP NO. 690145107

1)	Name of Reporting Person Columbia Wanger Asset Management, LLC S.S. or I.R.S. Identification No. of Above Person IRS No. 04-3519872
2)

 Check the Appropriate Box if a Member of a Group

 (a) ☐  (b) ☒*

*   This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 2,693,673
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 2,693,673

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,693,673
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 5.37%
12)	Type of Reporting Person IA

1(a)	Name of Issuer:	Outset Medical, Inc.

1(b)	Address of Issuer’s Principal	3052 Orchard Drive
	Executive Offices:	San Jose, California 95134

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”)
(b) Columbia Management Investment
Advisers, LLC (“CMIA”)
(c) Columbia Wanger Asset Management, LLC (“CWAM”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc.
145 Ameriprise Financial Center
Minneapolis, MN 55474
(b) 290 Congress St.
Boston, MA 02210
(c) 71 S Wacker Drive, Suite 2500
Chicago, IL 60606

2(c)	Citizenship:	(a) Delaware
(b) Minnesota
(c) Delaware

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	690145107

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(c) Columbia Wanger Asset Management, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

AFI, as the parent company of CMIA and CWAM, may be deemed to beneficially own the shares reported herein by those reporting persons. Accordingly, the shares reported herein by AFI include those shares separately reported herein by those reporting persons.

Each of AFI, CMIA and CWAM disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2024

Ameriprise Financial, Inc.

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Senior Vice President, North America
Head of Operations & Investor Services

Columbia Management Investment
Advisers, LLC

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Senior Vice President, North America
Head of Operations & Investor
Services

Columbia Wanger Asset Management, LLC

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Chief Financial Officer and
Assistant Treasurer

Contact Information
Dominic Geddes
Global Head of Reporting
Global Operations and Investor Services
Telephone: +442074645779

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement